Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Liquid Holdings Group, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-191319) on Form S-8 of Liquid Holdings Group, Inc. of our report dated March 28, 2014, with respect to the consolidated balance sheets of Liquid Holdings Group, Inc. as of December 31, 2013 and 2012, and the related consolidated statements of operations and comprehensive loss, stockholders’ equity, and cash flows for the year ended December 31, 2013 and for the period from April 24, 2012 (commencement of operations) to December 31, 2012, and the statements of operations and comprehensive loss, stockholder’s equity, and cash flows for the period from January 1, 2012 to April 24, 2012 of Liquid Predecessor Companies, which report appears in the December 31, 2013 annual report on Form 10-K of Liquid Holdings Group, Inc.

/s/ KPMG LLP

New York, New York
March 28, 2014